CitiStreet
400 Atrium Drive
Somerset, NJ  08873
Tel 732.514.2000
September 21, 2005


Mr. Stephen P. Bowen Partner
KPMG LLP
99 High Street
Boston, Massachusetts  02110


Dear Mr. Bowen:

In response to KPMG LLP's resignation as the independent registered public accounting firm for CitiStreet Funds, Inc. (the Funds), effective September 12, 2005 and in accordance with the requirements of item 304 of Regulation S-K, please provide us with a letter from your firm addressed to the Securities and Exchange Commission stating your agreement with the following:

Effective September 12, 2005, KPMG LLP resigned as the Funds' independent registered public accounting firm due to the conflict that arose under the investment company complex independence rules as a result of the September 2005 sale of the Funds' investment advisor to a new parent company with whom KPMG LLP was not independent.

KPMG LLP's report on the Fund's financial statements for fiscal year ended in December 31, 2004 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

During the Funds' two fiscal years ended December 31, 2004 and through September 12, 2005, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the subject matter of the disagreement in its reports on the financial statements for such years.

A copy of your letter will be filed with the Securities and Exchange Commission along with this letter as an exhibit to the Funds' next Form N-SAR (in accordance with Sub-Item 77k of Form N-SAR).

Sincerely,

signed - Matthew Riordan
Mr. Matthew Riordan
Treasurer and CFO
CitiStreet Funds, Inc.


CitiStreet is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license